USA VIDEO INTERACTIVE CORP.

February 8, 2002



02015795

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

> **Re:**   USA Video Interactive Corp. (the *"Company"*)
> <u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

PROCESSED

MAR 2 7 2002

THOMSON
FINANCIAL



February 8, 2002 - MYSTIC, CONNECTICUT - Further to the Company's news release of January 10, 2002, USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) would like to advise that it will not be proceeding with the private placement as announced.

About USA Video Interactive
USA Video Interactive is an international designer and supplier of high-tech Internet streaming video and video-on-demand systems, services and innovative end-to-end solutions. Its StreamHQ™ media delivery services are focused on creating revenues for customers and reducing their Internet costs. StreamHQ™ encompasses the entire media experience from source to viewing, including content production; content encoding; asset management; media and application hosting; multi-mode content distribution; and transaction data capture, reporting and analysis. StreamHQ™'s design leverages the capabilities of the Internet while bypassing its latencies, with high availability, reliability, flexibility, scalability and cost-effectiveness. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 other patents. USVO holds similar patents in Canada, England, France, Spain, Italy and Germany, and has a similar patent pending in Japan. The USVO patented video technology gives users full-motion video; the flexibility of standard, VCR-like controls; and the convenience of a standard internet-browser format for access. It provides video images significantly faster and at a higher degree of resolution than with previously available methods; significantly overcomes bandwidth restrictions; and eliminates the blockiness and slowness of current technologies. USVO is developing patented Wavelet compression technology that will further enhance the company's ability to deliver unique capabilities as part of StreamHQ™. For more information, visit *www.usvo.com*

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Tony Castagno, Media Relations, 860-572-1560; Kevin Yorio, Investor Relations, 860-572-1560; info@usvo.com